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                                                                    Exhibit 99.3


                 TURBODYNE POSTPONES ANNUAL SHAREHOLDERS MEETING


CARPINTERIA, CA - MAY 12, 2000 - Turbodyne Technologies Inc. (EASDAQ:TRBD) announces that, because shares represented in person or by proxy at the annual shareholders meeting scheduled for May 12, 2000 did not constitute a quorum, the annual shareholders meeting has been postponed to Friday, May 26, 2000, at 1:30 PM at the Company's Headquarters, located at 6155 Carpinteria Avenue, Carpinteria, California.

Turbodyne Technologies Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines plus the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies Inc.'s headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany. Additional information about the company is available on the Internet at http://www.turbodyne.com.

Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance - Investor Relations, Ken Fitzpatrick (800) 566-1130 European Investor Relations, Markus Kumbrink +49-69-975-44-665